Exhibit 99.1

Aurora and 22nd Century Group License Foundational Biosynthesis IP to Cronos Group

Licensing deal set to assist in the advancement of research and development for cannabinoid biosynthesis

EDMONTON, AB, Dec. 14, 2021 /CNW/ - Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB) ("Aurora"), the Canadian company defining the future of cannabinoids worldwide, together with 22nd Century Group, Inc. (NASDAQ: XXII) ("22nd Century") announced today a three-way non-exclusive agreement to license biosynthesis intellectual property to Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group"), intended to assist in the advancement of research and development on the biosynthesis of cannabinoids.

Biosynthesis, a process common in the pharmaceutical industry, involves using living micro-organisms to convert simple substances into complex compounds. Through biosynthesis, cannabinoids, particularly those that are rare such as cannabigerol (CBG), cannabichromene (CBC) and cannabinol (CBN), are expected to be produced efficiently and reliably at high levels of purity.

"We are deeply interested in the evolution of cannabinoids, and this is a promising step toward the commercialization of cannabinoid products using biosynthesis," says Miguel Martin, Chief Executive Officer of Aurora. "The long-term potential for rare cannabinoid molecules produced through biosynthesis is incredibly promising given their efficient production methods, and potential therapeutic benefits and utility in health, wellness, and consumer products."

Aurora's connection to the biosynthetic production of cannabinoids originated with early work carried out by the Company's former Chief Science Officer on the discovery of key genes within the cannabinoid biosynthesis pathway.

"This license combines the resources and intellectual property of all three companies in this agreement intended to facilitate the commercial success of a biosynthetic approach, which complements the disruptive plant-based advancements 22nd Century and Aurora continue to develop to bring more consistent and higher yields to the hemp and cannabis industry," said James A. Mish, Chief Executive Officer of 22nd Century Group. "We believe that the availability of both plant-based and biosynthetic cannabinoids will be important to the commercial success of our industry, and this agreement positions 22nd Century, Aurora and Cronos Group with an important role in each approach."

"Cronos Group has successfully commercialized the first cultured cannabinoid product in Canada. Licensing this intellectual property provides us with a component of the process that could allow for increased speed and efficiency in the development and commercialization of cultured cannabinoids," said Kurt Schmidt, President and Chief Executive Officer, Cronos Group.

Through licensing agreements, Aurora and 22nd Century Group together share the global IP rights to commercialize key aspects of cannabinoid biosynthesis in plants and micro-organisms. The two companies are working closely to enforce their IP against infringing parties, as well as to actively explore commercial development opportunities.

About Aurora:
Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, MedReleaf, CanniMed, Pedanios, Whistler Cannabis Co., Reliva and KG7 CBD. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the TSX and NASDAQ under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

About 22nd Century Group, Inc.
22nd Century Group, Inc. (Nasdaq: XXII) is a leading agricultural biotechnology company focused on tobacco harm reduction, reduced nicotine tobacco and improving health and wellness through plant science. With dozens of patents allowing it to control nicotine biosynthesis in the tobacco plant, the Company has developed proprietary reduced nicotine content (RNC) tobacco plants and cigarettes, which have become the cornerstone of the FDA's Comprehensive Plan to address the widespread death and disease caused by smoking.  In tobacco, hemp/cannabis, and hop plants, 22nd Century uses modern plant breeding technologies, including genetic engineering, gene-editing, and molecular breeding to deliver solutions for the life science and consumer products industries by creating new, proprietary plants with optimized alkaloid and flavonoid profiles as well as improved yields and valuable agronomic traits.

Learn more at xxiicentury.com, on Twitter @_xxiicentury, and on LinkedIn.

About Cronos Group Inc.

Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group's portfolio includes PEACE NATURALS™, a global wellness platform, two adult-use brands, COVE™ and Spinach™, and three U.S. hemp-derived CBD brands, Lord Jones™, Happy Dance™ and PEACE+™. For more information about Cronos Group and its brands, please visit: thecronosgroup.com.

Forward-looking Information - Aurora
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the use of Aurora and 22nd Century Group's intellectual property to commercialize cannabinoid products using biosynthesis, and the potential therapeutic benefits and utility of cannabinoid molecules produced through biosynthesis.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 27, 2021 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov.  The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Forward-Looking Information – 22nd Century Group

Except for historical information, all of the statements, expectations, and assumptions contained in this press release are forward-looking statements. Forward-looking statements typically contain terms such as "anticipate," "believe," "consider," "continue," "could," "estimate," "expect," "explore," "foresee," "goal," "guidance," "intend," "likely," "may," "plan," "potential," "predict," "preliminary," "probable," "project," "promising," "seek," "should," "will," "would," and similar expressions. Actual results might differ materially from those explicit or implicit in forward-looking statements. Important factors that could cause actual results to differ materially are set forth in "Risk Factors" in the Company's Annual Report on Form 10-K filed on March 11, 2021. All information provided in this release is as of the date hereof, and the Company assumes no obligation to and does not intend to update these forward-looking statements, except as required by law.

Forward-Looking Information – Cronos Group

This press release may contain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Statements"), which are based upon our current internal expectations, estimates, projections, assumptions and beliefs. All information that is not clearly historical in nature may constitute Forward-Looking Statements. In some cases, Forward-Looking Statements can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, expressions and phrases, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussion of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-Looking Statements include, but are not limited to, statements with respect to: the licensed biosynthesis intellectual property's intended assistance in the advancement of research and development on the biosynthesis of cannabinoids; the expectation that cannabinoids, particularly rare cannabinoids, could be produced efficiently and reliably at high levels of purity through biosynthesis; Cronos Group's efforts in the commercialization of cannabinoid products using biosynthesis; the potential of the long-term market for rare cannabinoid molecules produced through biosynthesis; the importance of plant-based and biosynthetic cannabinoids in the commercial success of the industry; potential increased speed and efficiency of development and commercialization of cultured cannabinoids; and Cronos Group's intention to build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking Statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, financial results, results, performance or achievements expressed or implied by those Forward-looking Statements and the Forward-looking Statements are not guarantees of future performance. A discussion of some of the material risks applicable to Cronos Group can be found in Cronos Group's Annual Report on Form 10-K for the year ended December 31, 2020, Cronos Group's Quarterly Report on Form 10-Q for the period ended March 31, 2021 and Cronos Group's Quarterly Report on Form 10-Q for the period ended June 30, 2021, each of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively. Any Forward-looking Statement included in this press release is made as of the date of this press release and, except as required by law, Cronos Group disclaims any obligation to update or revise any Forward-looking Statement. Readers are cautioned not to put undue reliance on any Forward-looking Statement.

View original content to download multimedia:https://www.prnewswire.com/news-releases/aurora-and-22nd-century-group-license-foundational-biosynthesis-ip-to-cronos-group-301444681.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2021/14/c6944.html

%CIK: 0001683541

For further information: For Aurora Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Aurora Investors: ICR, Inc., Investor Relations, aurora@icrinc.com; For 22nd Century Group Investor Relations & Media: Mei Kuo, Director, Communications & Investor Relations, 22nd Century Group, Inc., (716) 300-1221, mkuo@xxiicentury.com; Cronos Group Contact: Shayne Laidlaw, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Aurora Cannabis Inc.

CNW 16:05e 14-DEC-21